UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DouYu International Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

25985W105**

(CUSIP Number)

HUYA Inc.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Jing An Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 (21) 6193 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes an initial Schedule 13D filed by HUYA Inc., with respect to ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) of DouYu International Holdings Limited, a Cayman Islands company (the “Issuer”).

**	The CUSIP number of 25985W105 applies to the American depositary shares of the Issuer (“ADSs”). Every ten ADSs represent one Ordinary Share, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25985W105	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS HUYA Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,451,868(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,451,868
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing (i) 4,800,629 Ordinary Shares beneficially owned by Mr. Shaojie Chen, and (ii) 651,239 Ordinary Shares beneficially owned by Mr. Wenming Zhang.
(2)	Based on 32,094,655 Ordinary Shares issued and outstanding as of October 12, 2020.

CUSIP No. 25985W105	Page 3 of 7 pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer, par value US$0.0001 per share.

The Issuer’s ADSs are listed on The Nasdaq Global Select Market under the symbol “DOYU.”

The principal executive offices of the Issuer are located at 20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D is being filed by HUYA Inc., an exempted company organized under the laws of the Cayman Islands (“HUYA”). HUYA is a leading game live streaming platform in China. The principal executive offices of HUYA are located at Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of HUYA are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, neither HUYA nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Merger Agreement

On October 12, 2020, HUYA, Tiger Company Ltd., a direct wholly owned subsidiary of HUYA (“Merger Sub”), the Issuer, and, solely for the limited purposes set forth therein, Nectarine Investment Limited (“Nectarine”), a wholly owned subsidiary of Tencent Holdings Limited, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct, wholly owned subsidiary of HUYA (the “Surviving Corporation”). The description of the Merger Agreement herein is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit A, and is incorporated herein by reference in its entirety.

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of certain conditions therein, at the effective time of the Merger (the “Effective Time”):

•

Each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Ordinary Shares represented by ADSs, each representing 1/10 of an Ordinary Share, the Excluded Shares and any Purported Dissenters Shares, each as defined in the Merger Agreement) will be cancelled in exchange for the right to receive 7.30 (the “Exchange Ratio”) validly issued, fully paid, non-assessable Class A ordinary shares, par value $0.0001 per share (“HUYA Class A Ordinary Shares”) of HUYA (the “Ordinary Share Exchange”).

•

Each ADS issued and outstanding immediately prior to the Effective Time, together with the Ordinary Shares represented by such ADSs, will be cancelled in exchange for the right, at the direction of the Issuer’s depositary bank, to receive 0.730 American depositary shares, each representing one HUYA Class A Ordinary Share (“HUYA ADSs”) (the “ADS Exchange”).

CUSIP No. 25985W105	Page 4 of 7 pages

•

Each DouYu RSU Award (as defined in the Merger Agreement) that is outstanding and unvested immediately prior to the Effective Time shall be assumed by HUYA and converted into a restricted share unit award (an “Assumed RSU Award”) with respect to a number of HUYA Class A Ordinary Shares equal to the product obtained by multiplying (i) the applicable number of Ordinary Shares subject to such DouYu RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded to the nearest whole share. Subject to certain limited exceptions, each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding DouYu RSU Award immediately prior to the Effective Time.

•

Each DouYu RSU Award that is outstanding and vested immediately prior to the Effective Time shall be cancelled in exchange for the right to receive a number of HUYA Class A Ordinary Shares equal to the product obtained by multiplying (i) the applicable number of Ordinary Shares subject to such DouYu RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded to the nearest whole share.

The Merger Agreement contains customary representations and warranties, and each party has agreed to certain customary covenants, including, among others, covenants relating to (i) the conduct of the respective businesses during the interim period between the execution of the Merger Agreement and the Effective Time and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

The Merger, which is currently expected to close during the first half of 2021, is subject to customary closing conditions, including, among others: (i) approval of the Merger Agreement and the Merger by an affirmative vote of holders of the Ordinary Shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy as a single class at a meeting of the Issuer’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger; (ii) there being no final and non-appealable order, judgment or injunction permanently enjoining or prohibiting consummation of the transactions contemplated under the Merger Agreement, or imposing a Non-Required Remedy (as defined in the Merger Agreement); (iii) the effectiveness of a registration statement on Form F-4, and no stop order suspending the effectiveness of such registration statement, relating to the issuance of HUYA Class A Ordinary Shares pursuant to the Merger Agreement; (iv) approval for listing on the New York Stock Exchange of the HUYA ADSs issuable pursuant to the Merger Agreement; (v) subject to specified materiality standards, the accuracy of certain representations and warranties of HUYA, Merger Sub and the Issuer contained in the Merger Agreement; (vi) compliance by HUYA, Merger Sub and the Issuer in all material respects with their respective covenants in the Merger Agreement required to be complied with by it prior to the closing of the Merger; and (vii) the absence of any material adverse effect with respect to HUYA and the Issuer.

Voting Agreements

As an inducement for HUYA to enter into the Merger Agreement, on October 12, 2020, contemporaneously with the execution of the Merger Agreement, HUYA, Nectarine and, solely for the limited purposes set forth therein, the Issuer entered into voting agreements (each a “Voting Agreement” and together, the “Voting Agreements”), with each of Mr. Shaojie Chen (“Mr. Chen”) and Mr. Wenming Zhang (“Mr. Zhang”), the chief executive officer and co-chief executive officer of the Issuer, respectively, pursuant to which each of Mr. Chen and Mr. Zhang has agreed to vote, cause to be voted, or provide a written consent with respect to all of their respective Ordinary Shares (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and any related action required in furtherance thereof, (ii) against any transaction, proposal, agreement or action made in opposition to the authorization and approval of the Merger Agreement, the plan of merger substantially in the form included in the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, or in competition or inconsistent with the transactions contemplated by the Merger Agreement, including the Merger, (iii) against any other action, agreement or transaction which could reasonably be expected to (A) materially impede, frustrate, prevent, nullify, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement, including the Merger, (B) result in a breach of any representation, warranty, covenant or any other obligation or agreement by the Issuer under the Merger Agreement, or (C) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, (iv) in favor of any adjournment or postponement of the special meeting of the Issuer shareholders at which any of the matters described in clauses (i) through (iii) is to be considered as may be reasonably requested by HUYA and (v) in favor of any other matter necessary to effect the transactions contemplated by the Merger Agreement, including the Merger. The Voting Agreements terminate upon the earliest to occur of the mutual agreement of the parties to each of the Voting Agreements to terminate the respective the Voting Agreement, the Effective Time and the termination of the Merger Agreement in accordance with its terms. The description of the Voting Agreements herein is qualified in its entirety by reference to the Voting Agreements, copies of which have been filed as Exhibits B and C, and are incorporated herein by reference in their entirety.

CUSIP No. 25985W105	Page 5 of 7 pages

HUYA entered into the Voting Agreements in connection with the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 5,451,868 Ordinary Shares, as described in Item 5 below, are subject to the Voting Agreements. Any additional Ordinary Shares acquired by Mr. Chen and Mr. Zhang after the date of the Voting Agreements will be subject to the Voting Agreements.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

At the Effective Time, the memorandum of association and articles of association of Merger Sub then in effect will be the memorandum of association and articles of association (the “M&AA”) of the Surviving Corporation, except that, at the Effective Time, (a) all references to the name of the Surviving Corporation shall be amended to “DouYu International Holdings Limited” and (b) all references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized share capital of the Surviving Corporation as approved in the Plan of Merger that was attached to the Merger Agreement as an exhibit; and (c) the M&AA shall include such indemnification provisions as required by certain provision of the Merger Agreement.

If the Merger is completed, Mr. Rongjie Dong, the current Chief Executive Officer of HUYA, and Mr. Shaojie Chen, the current Chief Executive Officer of the Issuer, will be Co-Chief Executive Officers of HUYA, and Mr. Shaojie Chen, together with the members of HUYA’s board of directors immediately prior to the Merger, including Mr. Rongjie Dong, will be the members of the board of directors of HUYA.

Following the consummation of the Merger, the Issuer will become a wholly-owned subsidiary of HUYA, and its ADSs will no longer be traded on the Nasdaq Global Select Market and will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

Except as set forth herein, neither HUYA nor, to the best of its knowledge, any of the persons named in Schedule A hereto, has any present plans or proposals that relate to or would result in any of the transactions described in other paragraphs of Item 4 of Schedule 13D.

CUSIP No. 25985W105	Page 6 of 7 pages

Item 5. Interest in Securities of the Issuer.

(a)–(b) Pursuant to the Voting Agreements, HUYA is deemed to beneficially own an aggregate of 5,451,868 Ordinary Shares of the Issuer, which represent approximately 17.0% of the total issued and outstanding Ordinary Shares of the Issuer, consisting of (i) 4,800,629 Ordinary Shares beneficially owned by Mr. Shaojie Chen, and (ii) 651,239 Ordinary Shares beneficially owned by Mr. Wenming Zhang. HUYA expressly disclaims beneficial ownership of all Ordinary Shares held or to be held by Mr. Shaojie Chen or Mr. Wenming Zhang.

Any additional Ordinary Shares acquired after the date of the Voting Agreements by Mr. Chen or Mr. Zhang will be subject to the Voting Agreements.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by HUYA is based on 32,094,655 Ordinary Shares outstanding as of October 12, 2020.

Except as disclosed in this Schedule 13D, neither HUYA nor, to the knowledge of HUYA, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Share or have the right to acquire any Ordinary Share.

Except as disclosed in this Schedule 13D, neither HUYA nor, to the knowledge of HUYA, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, neither HUYA nor, to the knowledge of HUYA, any of the persons listed in Schedule A hereto, has effected any transactions in the securities of the Issuer during the last 60 days.

(d) Except as disclosed in this Schedule 13D, no person, other than Mr. Chen or Mr. Zhang, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by HUYA.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between HUYA and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 25985W105	Page 7 of 7 pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Agreement and Plan of Merger dated October 12, 2020, by and among HUYA Inc., Tiger Company Ltd., Douyu International Holdings Limited and Nectarine Investment Limited.

B	Voting Agreement dated October 12, 2020, by and among Mr. Shaojie Chen, HUYA Inc., Nectarine Investment Limited and DouYu International Holdings Limited.

C	Voting Agreement dated October 12, 2020, by and among Mr. Wenming Zhang, HUYA Inc., Nectarine Investment Limited and DouYu International Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2020

HUYA Inc.

By:	/s/ Catherine Xiaozheng Liu
Name:	Catherine Xiaozheng Liu
Title:	Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF HUYA

Name	Position with HUYA	Present Principal Occupation	Business Address	Citizenship
Lingdong Huang	Chairman of Board of Directors	General Manager at Tencent Holdings Limited’s Interactive Entertainment Group	Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China	People’s Republic of China

Rongjie Dong	Director, Chief Executive Officer	*	Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China	People’s Republic of China

David Xueling Li	Director	Co-founder, Chairman and Chief Executive Officer of JOYY Inc.	Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China	People’s Republic of China

Zhi Cheng	Director	Assistant General Manager at Tencent Holdings Limited	Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China.	People’s Republic of China

Hai Tao Pu	Director	General Manager at Tencent Holdings Limited	29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Guang Xu	Director	General Manager at Tencent Holdings Limited’s Interactive Entertainment Group	Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China	People’s Republic of China

Lei Zheng	Director	General Manager of the User Platform Department of Tencent Holdings Limited	Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China	People’s Republic of China

Hongqiang Zhao	Independent Director	Chief Financial Officer of BaiRong Yunchuang Technology Co. Ltd.	No. 10 Furong Street, Chaoyang District, Beijing, the People’s Republic of China	United States of America

Tsang Wah Kwong	Independent Director	/	Flat B, 11/F., Block 9, Vista Paradiso, 2 Hang Ming Street, Ma On Shan, New Territories, Hong	People’s Republic of China (Hong Kong SAR)

Catherine Xiaozheng Liu	Chief Financial Officer	*	Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China	People’s Republic of China (Hong Kong SAR)

Ligao Lai	Chief Technology Officer	*	Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China	People’s Republic of China

*	His/Her present principal occupation is the same with his/her position with HUYA.